Exhibit 99.1

Aditxt extends the timeline to sign the definitive agreement to acquire AiPharma Global to December 16, 2021

Richmond, VA – December 02, 2021 – Aditxt, Inc. (“Aditxt” or the “Company”) (Nasdaq: ADTX), a biotech innovation company with a mission to improve the health of the immune system, announced today that it has entered into an amendment to its previously announced transaction agreement with AiPharma Global extending the outside date by which the parties have to execute a definitive agreement from November 30, 2021 to December 16, 2021, and to remove the $4 million termination fee from the transaction agreement and associated credit agreement. In addition, the parties agreed to reduce AiPharma Global’s borrowing capacity under the credit agreement from $8.5 million to $8 million and to require an aggregate cash payment of $500,000 to be made in one or more payments at the initial closing and/or secondary closing, as mutually agreed by the parties.

Amro Albanna, Co-Founder and CEO of Aditxt stated, “We are continuing to work towards a definitive agreement with AiPharma Global and are excited by certain opportunities that they are presently pursuing which align with our business and financial objectives for 2022.”

The acquisition is subject to confirmatory due diligence, entry into a definitive agreement based on agreed terms and other closing conditions, including regulatory, board, shareholder, and Nasdaq approvals. There is no assurance that the aforementioned approvals will be granted.

About Aditxt™

Aditxt develops technologies focused on improving the health of the immune system through immune monitoring and reprogramming. Aditxt’s immune monitoring technology is designed to provide a personalized comprehensive profile of the immune system. Aditxt’s immune reprogramming technology, currently in the preclinical state, is designed to retrain the immune system to induce tolerance with an objective of addressing rejection of transplanted organs, autoimmune diseases, and allergies. AditxtScore™ for COVID-19 is Aditxt’s proprietary immune profile technology to equip people with information about their personal level of protection. For more information, please visit: www.aditxt.com www.AditxtScore™.com

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of federal securities laws. Forward looking statements include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the Company’s ongoing and planned product and business development; the Company’s intellectual property position; the Company’s ability to develop commercial functions; expectations regarding product launch and revenue; the Company’s results of operations, cash needs, spending, financial condition, liquidity, prospects, growth and strategies; the industry in which the Company operates; and the trends that may affect the industry or the Company. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, as well as those risks more fully discussed in the section titled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s other filings with the Securities and Exchange Commission. All such statements speak only as of the date made, and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Media and Investor Relations Contact:

Aditxt, Inc.

ir@aditxt.com